UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 8, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding the Partial Revision of Earnings Release for the Fiscal Year Ended March 31, 2016

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June  8, 2016

Notice Regarding the Partial Revision of Earnings Release for the Fiscal Year Ended March 31, 2016

NTT DOCOMO, Inc. (“the Company”) hereby announces that the following section of the Company’s Earning Release for the Fiscal Year Ended March 31, 2016, filed on April 28, 2016, was revised as follows (revised text underlined). Such revisions comprised revisions to numerical data.

1.	Revised Section

Earnings Release for the Fiscal Year Ended March 31, 2016 (Page 30)

(5) Notes to Consolidated Financial Statements

Segment assets:

Before Revision (Page 30)

Segment assets:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥5,275,976	¥5,309,327
Smart life business	547,706	601,601
Other businesses	234,522	237,862

Segment total	6,058,204	6,148,790
Elimination	(1,875)	(1,988)
Corporate	1,090,011	1,067,312

Consolidated	¥7,146,340	¥7,214,114

After Revision (Page 30)

Segment assets:

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Telecommunications business	¥5,275,976	¥5,309,327
Smart life business	553,647	601,601
Other businesses	228,581	237,862

Segment total	6,058,204	6,148,790
Elimination	(1,875)	(1,988)
Corporate	1,090,011	1,067,312

Consolidated	¥7,146,340	¥7,214,114

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